UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of May 2002

TRIPLE P N.V.
(Exact name of Registrant as specified in its charter)

Ir. D.S. Tuynmanweg 10,
4131 PN Vianen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On May 8, 2002, the Company issued a press release announcing its results of operations for the fiscal quarter ended March 31, 2002. The press release includes the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and a comparison of results of operations for the first quarter 2002 with the first quarter of 2001. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On May 17, 2002, the Company issued a press release announcing that the General Meeting of Shareholders had appointed three new Supervisory Board Members to replace the existing members of the Supervisory Board who had resigned. In addition, the General Meeting of Shareholders appointed R.E. Pijselman as its new Chief Executive Officer. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on May 8, 2002

99.2 Press Release issued on May 17, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.

By:____________________________
Name: R.E. PIJSELMAN
Title: CHIEF EXECUTIVE OFFICER

By:____________________________
Name: Peter van den Oord
Title: Chief Financial Officer

May 22nd

Date: 22-5, 2002

Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations contact:
Peter van den Oord
(31) 347.353.204
Poord@triple-p.nl

KEY HIGHLIGHTS FIRST QUARTER 2002

- **Triple P also profitable under difficult market conditions;**
- **Operating income first quarter 2002 of EUR 0.7 million;**
- **Belgian subsidiary sold in February 2002 after Board decision to discontinue operations in December 2001;**
- **Triple P obtained minority interest in Es@s, a Belgian based company.**

May 8, 2002 – Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP) announces today its results of operations for the first quarter of 2002.

General

In the first quarter of 2002 the Dutch economy experienced continued low capital investments by companies, including low levels of demand for ICT infrastructure solutions (products and services). This trend began to affect Triple P's results in the second quarter of 2001 as its major ICT infrastructure projects and related systems and services revenues decreased. As a result the Company's net revenues in the first quarter decreased from EUR 27.1 million in 2001 to EUR 22.8 million in 2002.

Operating income decreased from EUR 1.4 million in the first quarter of 2001 to EUR 0.7 million in the first quarter of 2002. The decrease of net revenues and a slight decrease of gross margin resulted in a lower gross profit only partly compensated by a decrease of operating expenses. Net income decreased from EUR 1.4 million in the first quarter of 2001 to EUR 0.5 million in the first quarter of 2002. Net income available for common shareholders decreased from EUR 1.0 million in the first quarter of 2001 to EUR 0.5 million in the first quarter of 2002.

In February 2002 Triple P N.V. sold its Belgian subsidiary (Triple P Belgium N.V. /S.A.) to the Belgian management after a Board decision to discontinue operations of the Belgian subsidiary in December 2001. This decision was based on the operating losses of the Belgian subsidiary in 2001 and the projected losses in 2002. The consolidated financial statements have been reclassified to reflect the effects of the Company's decision to account for the disposal of the Belgian subsidiary as discontinued operations. In 2001 total net revenues and operating results of the Belgian subsidiary were EUR 8.0 million and EUR -0.4 million, respectively. Triple P Belgium N.V /S.A had 57 employees at December 31, 2001.

In April 2002 Triple P N.V. obtained a minority interest (30%) in Es@s, a Belgian company, in exchange for bringing in a small profitable business unit with nine employees of the former Triple P Belgium N.V. /S.A.. Furthermore Triple P N.V. has an option to obtain the remainder (70%) of Es@s shares within four to six years. Es@s is engaged in the provisioning of services in the area of ICT infrastructure management in Belgium and has approximately 30 employees.

For the remainder of 2002 Triple P N.V. expects that the low level of demand for ICT infrastructure solutions will continue. Based on current expectations net income available for common shareholders in the remainder of 2002 will be equal to net income available for common shareholders in the same period of 2001. Further on Triple P N.V. plans to focus on profitable growth of its core business, the delivery and management of ICT infrastructures in the Netherlands.

Comparison of Results of Operations: First Quarter 2002 with First Quarter 2001

Net revenues

Net revenues in the first quarter decreased by EUR 4.3 million from EUR 27.1 million in 2001 to EUR 22.8 million in 2002. This decrease is due primarily to a decrease in the number of major ICT infrastructure projects as a result of continued low investment levels in the ICT market. As a result project related systems and services revenues decreased by EUR 3.0 million and EUR 1.3 million.

Gross margin

Gross margin in the first quarter slightly decreased from 19.1% in 2001 to 18.9% in 2002. Systems gross margin decreased as a result of current market developments and a less favourable product mix which had a negative impact of 0.9% on total gross margin. Services gross margin increased primarily as a result of a decrease in expenses of temporary personnel which had a positive impact of 0.7% on total gross margin.

Sales and marketing expense

Sales and marketing expense in the first quarter decreased from EUR 2.6 million in 2001 to EUR 2.4 million in 2002. As a percentage of net revenues, sales and marketing expense increased from 9.7% to 10.7%.

General and administrative expense

General and administrative expense in the third quarter slightly increased from EUR 1.1 million in 2001 to EUR 1.2 million in 2002. As a percentage of net revenues, general and administrative expense increased from 4.2% to 5.2%.

Operating income from continuing operations

Operating income from continuing operations in the first quarter decreased from EUR 1.4 million in 2001 to EUR 0.7 million in 2002. The decrease of net revenues by EUR 4.3 million and a slightly decreased gross margin by 0.2% resulted in a decrease of gross profit by EUR 0.9

million which was only partly compensated by a decrease in operating expense by EUR 0.2 million, mainly sales and marketing expense.

Other income (expense), net

Other expense, net, in the first quarter slightly increased from EUR 0.1 million in 2001 to EUR 0.2 million in 2002 primarily due to higher interest expense as a result of higher borrowings in 2002 compared to 2001.

Income tax provision

Due to the availability of net operating tax loss carry forwards ("TLCF's"), the Company incurred no income tax expense in both the first quarters of 2001 and 2002. At December 31, 2001, the Company had TLCF's remaining of approximately EUR 20.0 million.

Discontinued operations

In February 2002 Triple P N.V. sold its Belgian subsidiary (Triple P Belgium N.V./S.A.) to the Belgian management after a Board decision to discontinue operations of the Belgian subsidiary in December 2001. The Company provided for the estimated loss on disposal of the discontinued Belgian operations an amount of EUR 0.6 million in the fourth quarter of 2001.The consolidated financial statements have been reclassified to reflect the effects of the Company's decision to account for the disposal of the Belgian subsidiary as discontinued operations. Accordingly, assets and liabilities as well as net revenue, costs and expenses associated with the discontinued operations have been excluded from the respective captions in the accompanying consolidated balance sheet and statement of operations. In 2001 total net revenues and operating results of the Belgian subsidiary were EUR 8.0 million and EUR -0.4 million, respectively. Triple P Belgium N.V /S.A had 57 employees at December 31, 2001.

Net income

Net income in the first quarter decreased from EUR 1.2 million in 2001 to EUR 0.5 million in 2002. Net income from continuing operations decreased by EUR 0.8 million and net income from discontinued operations increased by EUR 0.1 million which resulted in a decrease in net income by EUR 0.7 million.

Balance sheet

Shareholders' equity increased from EUR 3.5 million or 12.5% of total assets at December 31, 2001, to EUR 4.0 million or 16.0% of total assets at March 31, 2002. At March 31, 2002, the borrowings (short term borrowings minus cash and cash equivalents) amounted EUR 0.3 million and the available bank line of credit amounted approximately EUR 10 million.

Triple P is a leading one-stop ICT-infrastructure solutions provider for the medium and large business market in The Netherlands. These solutions include ICT-consultancy, project management and system implementation services, and operational management and maintenance services. Our solutions are compatible with the established products of a.o. Compaq, Toshiba, IBM, Sun, HP,

Cytrix, Cisco, Nortel, Microsoft, Novell, Oracle and Tivoli. At March 31, 2002, the Company had 450 people.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the Company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

\- tables follow -

TRIPLE P N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands except per share amounts)

	December 31	March 31	
	2001	2002	2002
ASSETS	EUR	EUR	US$*
	(unaudited)	(unaudited)	(unaudited)
CURRENT ASSETS:			
Cash and cash equivalents	1,010	-	-
Restricted cash	59	59	51
Accounts receivable	15,291	14,221	12,396
Inventories	3,916	4,502	3,924
Prepaid expenses and other current assets	3,336	4,206	3,668
Current assets of discontinued operations	1,860	-	-
Total current assets	**25,472**	**22,988**	**20,039**
NON-CURRENT ASSETS:			
Property and equipment, at cost	4,603	4,363	3,803
Less: accumulated depreciation and amortization	2,365	2,265	1,974
Net property and equipment	2,238	2,098	1,829
Non-current assets of discontinued operations	165	-	-
Total non-current assets	**2,403**	**2,098**	**1,829**
Total assets	**27,875**	**25,086**	**21,868**
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings	-	358	312
Short-term part of long-term liabilities	485	490	427
Accounts payable	7,835	6,354	5,539
Accrued liabilities	7,147	6,360	5,544
Customer deposits	1,369	32	28
Deferred revenue	4,084	6,396	5,575
Current liabilities of discontinued operations	1,643	-	-
Total current liabilities	**22,563**	**19,990**	**17,425**
LONG-TERM LIABILITIES:			
Pension obligations	190	190	166
Reserve for anticipated loss on disposition of discontinued operations	628	51	44
Other long-term liabilities	1,002	839	731
Total long-term liabilities	**1,820**	**1,080**	**941**
Total liabilities	**24,383**	**21,070**	**18,366**
SHAREHOLDERS' EQUITY:			
Common Shares, EUR 0.04 and EUR 0.04, respectively Authorized - 43,750,000 and 43,750,000 shares, respectively Outstanding - 30,469,345 and 30,469,345 shares, respectively	1,219	1,219	1,063
Additional paid-in capital	53,293	53,293	46,456
Accumulated deficit	(50,906)	(50,382)	(43,917)
Cumulative translation adjustment	(114)	(114)	(100)
Total shareholders' equity	**3,492**	**4,016**	**3,502**
Total liabilities and shareholders' equity	**27,875**	**25,086**	**21,868**

* The US dollar amounts as of March 31, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on March 31, 2002 of EUR 1.1472 to US $ 1.00.

TRIPLE P N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three months ended March 31, 2002		
	2001 EUR (unaudited)	2002 EUR (unaudited)	2002 US$* (unaudited)
Net revenues	27,123	22,796	19,871
Cost of revenues	21,936	18,489	16,117
Gross profit	**5,187**	**4,307**	**3,754**
Sales and marketing expense	2,623	2,430	2,118
General and administrative expense	1,091	1,177	1,026
Goodwill amortization	45	-	-
Total operating expenses	3,759	3,607	3,144
Operating income from continuing operations	**1,428**	**700**	**610**
Interest income	68	-	-
Interest expense	(95)	(115)	(100)
Other, net	(32)	(61)	(53)
Total other income (expense), net	(59)	(176)	(153)
Net income from continuing operations	**1,369**	**524**	**457**
Loss from discontinued operations	(120)	-	-
Loss from discontinued operations	**(120)**	-	-
Net income	**1,249**	**524**	**457**
Preferred stock dividend	245	-	-
Net Income available to common shareholders	1,004	524	457
Net Income per share:			
Basic	0.03	0.02	0.01
Diluted	0.03	0.02	0.01
Weighted average shares outstanding:			
Basic	30,469	30,469	30,469
Diluted	30,469	30,469	30,469

* The US dollar amounts as of March 31, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on March 31, 2002 of EUR 1.1472 to US $1.00.

Exhibit 99.2

FOR IMMEDIATE RELEASE

Investor Relations contacts
Ir. J.A.M.M. Michiels – Interim Chief Executive Officer
Drs. M.P.J. van den Oord RA – Chief Financial Officer
(+31) 347.353.650
Jmichiels@triple-p.nl
Poord@triple-p.nl

Appointment of new Supervisory Board of Directors and Chief Executive Officer

Vianen, The Netherlands, May 17, 2002 – Triple P N.V. (Nasdaq SCM: TPPP) announced today that the General Meeting of Shareholders approved the annual report of 2001 and discharged the Supervisory Board of Directors and Chief Executive Officer at the Meeting of May 16, 2002. The current Supervisory Board members, Mr J.A. Vunderink (chairman), Mr J. Bruns and Mr J.G. Wissema, resigned after a successful period of service. The Company expresses her appreciation for the achieved results whereby the latest 19 consecutive quarters have been closed with profit.

The General Meeting of Shareholders appointed three new Supervisory Board members: A.H.M. Stam (chairman), H.C.A. Groenen and H.G.C. Schade.

Furthermore the Meeting appointed R.E. Pijselman as Chief Executive Officer of Triple P N.V. Mr Pijselman worked for Active Voice as Vice President where he was responsible for the operations in Europe, Middle East and Africa. Active Voice is a subsidiary of NEC.

Triple P is a leading one-stop ICT-infrastructure solutions provider for the medium and large business market in The Netherlands. These solutions include ICT-consultancy, project management and system implementation services, and operational management and maintenance services. Our solutions are compatible with the established products of a.o. Compaq, Toshiba, IBM, Sun, HP, Cytrix, Cisco, Nortel, Microsoft, Novell, Oracle and Tivoli. The Company has 430 employees.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT-spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and; fierce competition. For a more thorough discussion of these risks and uncertainties, see the Company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.